

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 14, 2010

VIA U.S. MAIL

Richard L. Jones
Chief Financial Officer
Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, New York 13057

> **Re:** **Microwave Filter Company, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed December 16, 2009**
> **File No. 000-10976**

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief